Exhibit 99.1

Dada Announces Unaudited First Quarter 2022 Financial Results

SHANGHAI, China, May 16, 2022 (GLOBE NEWSWIRE) -- Dada Nexus Limited (NASDAQ: DADA, “Dada” or the “Company”), China’s leading local on-demand delivery and retail platform, today announced its unaudited financial results for the first quarter ended March 31, 2022.

First Quarter 2022 Highlights

●	Total net revenues in the first quarter were RMB2,025.3 million.

●	Total Gross Merchandise Volume (“GMV”) of JDDJ for the twelve months ended March 31, 2022 was RMB49.1 billion, an increase of 74.4% year over year from RMB28.1 billion in the same period of 2021.

●	Number of active consumers for the twelve months ended March 31, 2022 was 67.9 million, as compared with 46.1 million in the same period of 2021.

“We are proud of our results in the first quarter of 2022 and excited by the progress in our business, as we gain trust from more consumers, riders, merchants, and brand partners,” said Mr. Philip Kuai, Chairman and Chief Executive Officer of Dada. “Since the completion of JD.com’s increased investment in Dada, we have further strengthened collaboration under the omni-channel strategy, to jointly explore the huge potential in the on-demand retail industry. Amidst macro challenges, we will stay focused to expand offerings to customers and enable local merchants to succeed in the digital age.”

“Despite the pressures from the current macro environment, our resilient business model helped us to achieve another solid quarter and we believe the strong momentum will continue,” said Beck Chen, Chief Financial Officer of Dada. “In the first quarter, we achieved strong revenue growth and significant operating profit margin improvement year over year on a comparable basis1. While macro uncertainty remains in the near future, we will continue to execute with discipline and are confident to achieve decent growth with further improved profitability in following quarters.”

First Quarter 2022 Financial Results

Total net revenues were RMB2,025.3 million.

	For the three months ended March 31,
	2021	2022
	(RMB in thousands)
Net Revenue
Dada Now
Services	883,063	606,204
Sales of goods	11,428	16,847
Subtotal	894,491	623,051
JDDJ
Services note (1)	778,272	1,402,270
Total	1,672,763	2,025,321

Note:

(1) Includes net revenues from (i) commission fee, and advertising and marketing services of RMB408,723 and RMB864,506 for the three months ended March 31, 2021 and 2022, respectively; and (ii) fulfillment services and others of RMB369,549 and RMB537,764 for the three months ended March 31, 2021 and 2022, respectively.

●	Net revenues generated from Dada Now were RMB623.1 million. The difference as compared to that of the first quarter of 2021 is mainly due to the fact that effective from April 2021, the cost of riders for last-mile delivery services has been directly paid through third-party companies instead of through the Company. Thus the Company no longer recognizes rider-related revenue and rider-related costs in the income statement for the last-mile delivery services. Aligning the revenue of Dada Now last-mile delivery services to a comparable basis, revenue growth from Dada Now would have been 61.5% year over year[1], mainly driven by the increases in order volume of last-mile delivery service to logistics companies and intra-city delivery service to chain merchants.

●	Net revenues generated from JDDJ were RMB1,402.3 million. The difference as compared to that of the first quarter of 2021 is mainly due to the increase in GMV from the same quarter last year, which was driven by increases in the number of active consumers and average order size. The increase in online marketing services revenue as a result of the increasing promotional activities launched by brand owners and retailers also contributed to the increment of the net revenues generated from JDDJ.

Total costs and expenses were RMB2,664.3 million, compared with RMB2,425.3 million in the same quarter of 2021.

●	Operations and support costs were RMB1,270.3 million, compared with RMB1,395.0 million in the same quarter of 2021. The decrease was primarily due to the decrease of rider-related cost incurred by business upgrade of last-mile delivery services, partially offset by an increase in rider cost as a result of increasing order volume for last-mile and intra-city delivery services provided to logistics companies, various chain merchants on the Dada Now platform and retailers on the JDDJ platform.

●	Selling and marketing expenses were RMB1,114.5 million, compared with RMB790.7 million in the same quarter of 2021. The increase was primarily due to (i) growing incentives to JDDJ consumers, (ii) an increase in advertising and marketing expenses to attract new consumers to JDDJ platform, and (iii) amortization of the business cooperation agreement (“BCA”) in connection with the share subscription transaction with JD.com in February 2022.

●	General and administrative expenses were RMB100.8 million, compared with RMB102.7 million in the same quarter of 2021. The decrease was primarily due to decreased share-based compensation expenses.

●	Research and development expenses were RMB164.7 million, compared with RMB124.2 million in the same quarter of 2021. The increase was mainly attributable to the increase in research and development personnel cost as the Company continues to strengthen its technological capabilities.

Loss from operations was RMB625.7 million, compared with RMB741.4 million in the same quarter of 2021.

Non-GAAP loss from operations2 was RMB501.4 million, compared with RMB648.1 million in the same quarter of 2021.

Net loss was RMB604.2 million, compared with RMB710.3 million in the same period of 2021.

Non-GAAP net loss3 was RMB481.2 million, compared with RMB618.1 million in the same period of 2021.

Net loss attributable to ordinary shareholders of Dada was RMB604.2 million, compared with RMB710.3 million in the same quarter of 2021.

Non-GAAP net loss attributable to ordinary shareholders of Dada4 was RMB481.2 million, compared with RMB618.1 million in the same quarter of 2021.

Basic and diluted net loss per share was RMB0.62, compared with RMB0.75 for the first quarter of 2021.

Non-GAAP basic and diluted net loss per share5 was RMB0.49, compared with RMB0.65 for the first quarter of 2021.

As of March 31, 2022, the Company had RMB4,616.7 million in cash, cash equivalents, restricted cash and short-term investments, an increase from RMB1,764.8 million as of December 31, 2021.

Pursuant to our US$70 million share repurchase program announced in March 2022, as of April 30, 2022, we had repurchased approximately US$17 million of ADSs under this repurchase program.

Environment, Social Responsibility and Corporate Governance

The Company continued to execute its ESG strategy in the first quarter in a committed and proactive way:

●	On March 8, the International Women's Day, Dada partnered with merchants to launch a care campaign for female riders, offering them with flowers and other gifts.

●	During the COVID-19 pandemic resurgence in cities including Shenzhen, Shanghai and Beijing, as an approved enterprise by local governments to maintain the supply of daily necessities, Dada has been actively involved in pandemic support initiatives to ensure the supply and delivery of essentials for the people, providing support and creating value for various stakeholders and society:

-	For merchants: we strive to provide delivery and picking capacity to support their online operations.

-	For consumers: we ensure price stability of products sold on our platform through continuous system monitoring.

-	For riders: after helping eligible riders obtain travel passes, we provide them with special subsidies, and free personal protection equipment and insurance. We also launched campaigns to reward those who contribute the most during the pandemic.

-	For public: we donate personal protection equipment to governmental organizations. We also help governmental agencies with the distribution of supply packages to residents and medical supplies to patients.

Business Outlook

For the second quarter of 2022, Dada expects total revenue to be between RMB2,250 million and RMB2,350 million. Aligning the revenue of Dada Now last-mile delivery services to a comparable basis in the second quarters of 2021 and 2022, total revenue of the second quarter of 2022 will realize 59% to 66% year-over-year growth1. This outlook is based on information available as of the date of this press release and reflects the Company's current and preliminary expectations, which are subject to change in light of various uncertainties, including those related to the ongoing COVID-19 pandemic.

1 Effective from April 2021, the cost of riders for last-mile delivery services has been directly paid through third-party companies instead of through the Company. The Company no longer recognizes rider-related revenue and rider-related costs in the income statement for the last-mile delivery services. To help better understand the growth excluding the change’s impact on revenue, the Company hereby presents the year-over-year growth assuming excluding the cost of riders directly paid during the comparative periods of current year and last year.

2 Non-GAAP loss from operations represents loss from operations excluding the impact of share-based compensation expenses and amortization of intangible assets resulting from business acquisition and asset acquisition.

3 Non-GAAP net loss represents net loss excluding the impact of share-based compensation expenses, amortization of intangible assets resulting from business acquisition and asset acquisition, and tax benefit from amortization of such intangible assets.

4 Non-GAAP net loss attributable to ordinary shareholders of Dada is net loss attributable to ordinary shareholders of Dada excluding the impact of share-based compensation expenses, amortization of intangible assets resulting from business acquisition and asset acquisition, and tax benefit from amortization of such intangible assets.

5 Non-GAAP net loss per share is non-GAAP net loss attributable to ordinary shareholders of Dada divided by weighted average number of shares used in calculating net loss per share.

Conference Call

The Company will host a conference call to discuss the earnings at 9:30 p.m. Eastern Time on Monday, May 16, 2022 (9:30 a.m. Beijing time on Tuesday, May 17, 2022).

Please register in advance of the conference using the link provided below and dial in 10 minutes prior to the call, using participant dial-in numbers, Direct Event passcode and unique registrant ID which would be provided upon registering. You will be automatically linked to the live call after completion of this process, unless required to provide the conference ID below due to regional restrictions.

PRE-REGISTER LINK: http://apac.directeventreg.com/registration/event/3376322

CONFERENCE ID: 3376322

A telephone replay of the call will be available after the conclusion of the conference call through 09:59 a.m. Eastern Time, May 24, 2022.

Dial-in numbers for the replay are as follows:

International Dial-in	+61-2-8199-0299
U.S. Toll Free	1-855-452-5696
Mainland China	8009-880-601
Hong Kong	800-963-117
Passcode:	3376322#

A live and archived webcast of the conference call will be available on the Investor Relations section of Dada’s website at https://ir.imdada.cn/.

Use of Non-GAAP Financial Measures

The Company also uses certain non-GAAP financial measures in evaluating its business. For example, the Company uses non-GAAP income/(loss) from operations, non-GAAP operating margin, non-GAAP net income/(loss), non-GAAP net margin, non-GAAP net income/(loss) attributable to ordinary shareholders of Dada and non-GAAP net income/(loss) attributable to ordinary shareholders of Dada per share as supplemental measures to review and assess its financial and operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation, or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. Non-GAAP income/(loss) from operations is income/(loss) from operations excluding the impact of share-based compensation expenses and amortization of intangible assets resulting from business acquisition. Non-GAAP operating margin is non-GAAP income/(loss) from operations as a percentage of total net revenues. Non-GAAP net income/(loss) is net income/(loss) excluding the impact of share-based compensation expenses, amortization of intangible assets resulting from business acquisition and tax benefit from amortization of such intangible assets. Non-GAAP net margin is non-GAAP net income/(loss) as a percentage of total net revenues. Non-GAAP net income/(loss) attributable to ordinary shareholders of Dada is net income/(loss) attributable to ordinary shareholders of Dada excluding the impact of share-based compensation expenses, amortization of intangible assets resulting from business acquisition and tax benefit from amortization of such intangible assets. Non-GAAP net income/(loss) attributable to ordinary shareholders of Dada per share is non-GAAP net income/(loss) attributable to ordinary shareholders of Dada divided by weighted average number of shares used in calculating net income/(loss) per share.

The Company presents the non-GAAP financial measures because they are used by the Company’s management to evaluate the Company’s financial and operating performance and formulate business plans. Non-GAAP income/(loss) from operations and non-GAAP net income/(loss) enable the Company’s management to assess the Company’s financial and operating results without considering the impact of share-based compensation expenses, amortization of intangible assets resulting from business acquisition and tax benefit from amortization of such intangible assets. The Company also believes that the use of the non-GAAP measures facilitates investors’ assessment of the Company’s financial and operating performance.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using non-GAAP income/(loss) from operations, non-GAAP net income/(loss), non-GAAP net income/(loss) attributable to ordinary shareholders of Dada, and non-GAAP net income/(loss) attributable to ordinary shareholders of Dada per share is that they do not reflect all items of income and expense that affect the Company’s operations. Share-based compensation expenses, amortization of intangible assets resulting from business acquisition and tax benefit from amortization of such intangible assets have been and may continue to be incurred in the Company’s business and is not reflected in the presentation of non-GAAP income/(loss) from operations, non-GAAP net income/(loss), non-GAAP net income/(loss) attributable to ordinary shareholders of Dada, and non-GAAP net income/(loss) attributable to ordinary shareholders of Dada per share. Further, the non-GAAP measures may differ from the non-GAAP measures used by other companies, including peer companies, potentially limiting the comparability of their financial results to the Company’s. In light of the foregoing limitations, the non-GAAP income/(loss) from operations, non-GAAP operating margin, non-GAAP net income/(loss), non-GAAP net margin, non-GAAP net income/(loss) attributable to ordinary shareholders of Dada and non-GAAP net income/(loss) attributable to ordinary shareholders of Dada per share for the period should not be considered in isolation from or as an alternative to income/(loss) from operations, operating margin, net income/(loss), net margin, net income/(loss) attributable to ordinary shareholders of Dada and net income/(loss) attributable to ordinary shareholders of Dada per share, or other financial measures prepared in accordance with U.S. GAAP.

The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measures, which should be considered when evaluating the Company’s performance. For reconciliations of these non-GAAP financial measures to the most directly comparable GAAP financial measures, please see the section of the accompanying tables titled, “Reconciliations of GAAP and Non-GAAP Results.”

Forward-Looking Statements

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Among other things, quotations in this announcement, contain forward-looking statements. Dada may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Dada’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Dada’s strategies; Dada’s future business development, financial condition and results of operations; Dada’s ability to maintain its relationship with major strategic investors; its ability to provide efficient on-demand delivery services and offer quality on-demand retail experience; its ability to maintain and enhance the recognition and reputation of its brands; general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Dada’s filings with the SEC. All information provided in this press release is as of the date of this press release, and Dada does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Dada

Dada is a leading platform of local on-demand retail and delivery in China. It operates JDDJ, one of China’s largest local on-demand retail platforms for retailers and brand owners, and Dada Now, a leading local on-demand delivery platform open to merchants and individual senders across various industries and product categories. The Company’s two platforms are inter-connected and mutually beneficial. The Dada Now platform enables improved delivery experience for participants on the JDDJ platform through its readily accessible fulfillment solutions and strong on-demand delivery infrastructure. Meanwhile, the vast volume of on-demand delivery orders from the JDDJ platform increases order volume and density for the Dada Now platform.

For more information, please visit https://ir.imdada.cn/.

For investor inquiries, please contact:

Dada Nexus Limited

Ms. Caroline Dong

E-mail: ir@imdada.cn

Christensen

In China

Mr. Rene Vanguestaine

Phone: +86-178-1749 0483

E-mail: rvanguestaine@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

E-mail: lbergkamp@christensenir.com

For media inquiries, please contact:

Dada Nexus Limited

E-mail: PR@imdada.cn

Appendix I

DADA NEXUS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except share data and otherwise noted)

	As of December 31,	As of March 31,
	2021	2022
	RMB	RMB
ASSETS
Current assets
Cash and cash equivalents	512,830	2,762,514
Restricted cash	58,020	127,498
Short-term investments	1,193,909	1,726,640
Accounts receivable	352,324	289,523
Inventories, net	6,344	5,779
Amount due from related parties	840,667	995,975
Prepayments and other current assets	479,017	360,361
Total current assets	3,443,111	6,268,290

Non-current assets
Property and equipment, net	37,555	32,842
Goodwill	957,605	957,605
Intangible assets, net	332,317	1,866,868
Operating lease right-of-use assets	76,811	66,297
Non-current time deposits	400,000	400,000
Other non-current assets	33,181	35,858
Total non-current assets	1,837,469	3,359,470

TOTAL ASSETS	5,280,580	9,627,760

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term loan	100,000	100,000
Accounts payable	9,800	11,146
Payable to riders and drivers	580,983	506,751
Amount due to related parties	71,760	115,698
Accrued expenses and other current liabilities	620,406	571,846
Operating lease liabilities	35,759	32,317
Total current liabilities	1,418,708	1,337,758

Non-current liabilities
Deferred tax liabilities	27,000	25,747
Non-current operating lease liabilities	46,243	38,863
Total non-current liabilities	73,243	64,610

TOTAL LIABILITIES	1,491,951	1,402,368

DADA NEXUS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(Amounts in thousands, except share data and otherwise noted)

	As of December 31,	As of March 31,
	2021	2022
	RMB	RMB
SHAREHOLDERS’ EQUITY
Ordinary shares (US$0.0001 par value, 2,000,000,000 and 2,000,000,000 shares authorized, 955,876,116 and 1,074,060,674 shares issued, 927,776,552 and 1,041,107,850 shares outstanding as of December 31, 2021 and March 31, 2022, respectively)	633	644
Additional paid-in capital	15,714,015	20,758,707
Accumulated deficit	(11,816,229)	(12,420,469)
Accumulated other comprehensive loss	(109,790)	(113,490)
TOTAL SHAREHOLDERS’ EQUITY	3,788,629	8,225,392

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	5,280,580	9,627,760

DADA NEXUS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(Amounts in thousands, except share and per share data and otherwise noted)

	For the three months ended March 31,
	2021	2022
	RMB	RMB
Net revenues	1,672,763	2,025,321
Costs and expenses
Operations and support	(1,394,991)	(1,270,273)
Selling and marketing	(790,718)	(1,114,464)
General and administrative	(102,737)	(100,809)
Research and development	(124,198)	(164,673)
Other operating expenses	(12,607)	(14,038)
Total costs and expenses	(2,425,251)	(2,664,257)
Other operating income	11,042	13,248
Loss from operations	(741,446)	(625,688)

Other income/(expenses)
Interest income	35,582	14,103
Interest expenses	(5,399)	(822)
Foreign exchange gain/(loss)	(260)	6,914
Total other income	29,923	20,195
Loss before income tax benefits	(711,523)	(605,493)
Income tax benefits	1,253	1,253
Net loss	(710,270)	(604,240)
Accretion of convertible redeemable preferred shares	—	—
Net loss attributable to ordinary shareholders of Dada Group	(710,270)	(604,240)

Net loss per share
Basic	(0.75)	(0.62)
Diluted	(0.75)	(0.62)

Weighted average shares used in calculating net loss per share
Basic	950,251,619	972,608,175
Diluted	950,251,619	972,608,175

Net loss	(710,270)	(604,240)
Other comprehensive loss
Foreign currency translation adjustments, net of tax of nil	(15,174)	(3,700)
Total comprehensive loss	(725,444)	(607,940)

DADA NEXUS LIMITED

Reconciliations of GAAP and Non-GAAP Results

(Amounts in thousands, except share and per share data and otherwise noted)

	For the three months ended March 31,
	2021	2022
	RMB	RMB
Loss from operations	(741,446)	(625,688)
Add:
Share-based compensation expense	50,103	55,012
Intangible assets amortization	43,278	69,313
Non-GAAP loss from operations	(648,065)	(501,363)

Net loss	(710,270)	(604,240)
Add:
Share-based compensation expense	50,103	55,012
Intangible assets amortization	43,278	69,313
Income tax benefit	(1,253)	(1,253)
Non-GAAP net loss	(618,142)	(481,168)

Accretion of convertible redeemable preferred shares	—	—

Non-GAAP net loss attributable to ordinary shareholders of Dada Group	(618,142)	(481,168)

Non-GAAP net loss per share
Basic	(0.65)	(0.49)
Diluted	(0.65)	(0.49)

Weighted average shares used in calculating net loss per share
Basic	950,251,619	972,608,175
Diluted	950,251,619	972,608,175